UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ArthroCare Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

0-027422

(Commission File Number)

OEP AC Holdings, LLC

320 Park Avenue, 18th Floor

New York, NY 10022

(212) 277-1500

Copy to:

Derek M. Winokur, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

212-698-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 2, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 043136100

1.	Names of Reporting Persons OEP AC Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,833,155 shares of common stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,833,155 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,833,155 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.0%*

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

*                 The calculation of the foregoing percentage is based on a total of 34,371,950 shares of Issuer Common Stock (as defined herein) which represents the sum of the 28,566,029 shares of Issuer Common Stock outstanding as of January 29, 2014 and the 5,805,921 shares of Issuer Common Stock issued upon conversion of the Issuer Preferred Stock (as defined herein) on February 11, 2014.

1.	Names of Reporting Persons One Equity Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,833,155 shares of common stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,833,155 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,833,155 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.0%*

14.	Type of Reporting Person (See Instructions) PN

*                                         The calculation of the foregoing percentage is based on a total of 34,371,950 shares of Issuer Common Stock (as defined herein) which represents the sum of the 28,566,029 shares of Issuer Common Stock outstanding as of January 29, 2014 and the 5,805,921 shares of Issuer Common Stock issued upon conversion of the Issuer Preferred Stock (as defined herein) on February 11, 2014.

1.	Names of Reporting Persons OEP General Partner III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,833,155 shares of common stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,833,155 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,833,155 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.0%*

14.	Type of Reporting Person (See Instructions) PN

*                                         The calculation of the foregoing percentage is based on a total of 34,371,950 shares of Issuer Common Stock (as defined herein) which represents the sum of the 28,566,029 shares of Issuer Common Stock outstanding as of January 29, 2014 and the 5,805,921 shares of Issuer Common Stock issued upon conversion of the Issuer Preferred Stock (as defined herein) on February 11, 2014.

1.	Names of Reporting Persons OEP Parent LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,833,155 shares of common stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,833,155 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,833,155 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.0%*

14.	Type of Reporting Person (See Instructions) HC; CO

*                                         The calculation of the foregoing percentage is based on a total of 34,371,950 shares of Issuer Common Stock (as defined herein) which represents the sum of the 28,566,029 shares of Issuer Common Stock outstanding as of January 29, 2014 and the 5,805,921 shares of Issuer Common Stock issued upon conversion of the Issuer Preferred Stock (as defined herein) on February 11, 2014.

Item 1. Security and Issuer

This Amendment No. 1 to the Statement on Schedule 13D amends and supplements Items 2, 3, 4, 5, 6 and 7 of the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on September 10, 2009 (as amended from time to time, the “Schedule 13D”), and relates to shares of common stock, par value $0.001 per share (“Issuer Common Stock”), of ArthroCare Corporation, a Delaware corporation (“ArthroCare” or the “Issuer”) owned directly by the Reporting Persons (as defined below) as well as shares of Issuer Common Stock issued upon conversion of shares of Series A 3.00% Convertible Preferred Stock, par value $0.001 per share, of the Issuer (“Issuer Preferred Stock”).   Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Capitalized terms defined in the Schedule 13D are used herein with their defined meanings.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended by replacing Schedule I with Schedule I hereto and replacing the first sentence of the first full paragraph of Item 2 with the following sentence.

OEP AC Holdings, LLC, a Delaware limited liability company (“OEP”), is the record owner of 5,833,155 of Issuer Common Stock, including 5,805,921 shares of Issuer Common Stock that were issued to OEP on February 11, 2014, upon the conversion of 75,000 shares of Issuer Preferred Stock that were owned by OEP.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety by incorporating the information set forth in Items 4 and 6 hereof by reference into this Item 3.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented with the addition of the following, immediately following the third paragraph:

On February 2, 2014, the Issuer, Smith & Nephew, Inc., a Delaware corporation (“Parent”), Rosebud Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Parent (“Merger Subsidiary”) and Smith & Nephew plc, an English public limited company, entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which the Company and Parent agreed that Parent will acquire the Company by means of a merger of Merger Subsidiary with and into the Company (the “Merger”), with the Company being the surviving corporation and a wholly owned subsidiary of Parent (the “Surviving Corporation”), in each case on the terms and subject to the conditions set forth in the Merger Agreement.   At the effective time of the Merger, each issued and outstanding share of Issuer Common Stock (other than shares of Issuer Common Stock held by the Company or its subsidiaries, Parent or its subsidiaries, Merger Subsidiary or a stockholder who properly demands appraisal of such Issuer Common Stock under Delaware law) will be converted into a right to receive $48.25 per share in cash (the “Merger Consideration”).  For a more detailed description of the Merger Agreement, please see Amendment No. 1 to the Current Report on Form 8-K, filed by the Issuer on February 3, 2014.

In connection with the entry into the Merger Agreement by the parties thereto, OEP entered into a Voting Agreement with Parent, (the “Voting Agreement”).  The Voting Agreement provides that OEP shall, among other things, vote all of the shares of Issuer Common Stock and Issuer Preferred Stock beneficially owned by OEP (the “Covered Shares”): (i) in favor of the adoption and approval of the Merger Agreement and approval of the Merger and other transactions contemplated by the Merger Agreement, (ii) in favor of any proposal to adjourn or postpone any meeting of the stockholders of the Company at which any of the foregoing matters are submitted for consideration to solicit additional votes and (iii) against any Acquisition Proposal (as defined by the Merger Agreement) and certain other actions that would reasonably be expected to interfere with consummation of the Merger.  Pursuant to the Voting Agreements, OEP waived appraisal rights and provided an irrevocable proxy to Parent.

In addition, pursuant to the Voting Agreement, OEP has agreed not to, prior to stockholder approval of the Merger, (i) transfer any of its Covered Shares, beneficial ownership thereof or any other interest therein unless pursuant to certain permitted transfers; (ii) enter into any agreement with any person, or take any other action, that violates or conflicts with OEP’s representations, warranties, covenants and obligations under the Voting Agreement; or (iii) take any action that would restrict or otherwise affect OEP’s legal power, authority and right or its ability to comply with and perform its covenants and obligations under the Voting Agreement.

Pursuant to the Voting Agreement, OEP also agreed that it will not, and will use its reasonable best efforts to cause each of its subsidiaries and will direct its representatives not to, directly or indirectly (i) solicit, initiate or knowingly take any action to facilitate or encourage, in each case, the submission of any Acquisition Proposal (as defined in the Merger Agreement), (ii) enter into or participate in any discussions or negotiations relating to the Issuer or any of its subsidiaries with, or furnish any information relating to the Issuer or any of its subsidiaries to, any person that, to the knowledge of OEP, is seeking to make, or has made, an Acquisition Proposal, (iii)  make or participate in, directly or indirectly, a “solicitation” of “proxies” (as such terms are used in the rules of the Securities and Exchange Commission) or powers of attorney or similar rights to vote, or seek to advise or influence any person, with respect to the voting of any shares of Issuer Common Stock or Issuer Preferred Stock in connection with any vote or other action on any matter, other than to recommend that the stockholders of the Company vote in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby as otherwise expressly provided in the Voting Agreement, or (iv) approve, adopt, recommend or enter into, or publicly propose to approve, adopt, recommend or enter into any agreement with respect to an Acquisition Proposal.

The Voting Agreement does not limit or otherwise affect the actions of OEP or any affiliate of OEP in OEP’s or such affiliate’s capacity as an officer or director of the Issuer.

The Voting Agreement terminates upon the earliest to occur of : (i) the date that the Merger Agreement terminates in accordance with its terms and (ii) with respect to each holder of Issuer Common Stock or Preferred Stock that is a party to the Voting Agreement (each, a “Stockholder”, and collectively, the “Stockholders”), the date on which there is any material modification, waiver or amendment to the Merger Agreement that is adverse to the Stockholders that has not been approved by such Stockholder (it being understood that any decrease in or change in the form of the Merger Consideration or extension of the End Date (as defined in the Merger Agreement) beyond nine months from the date of the Merger Agreement will constitute a material amendment to the Merger Agreement that is adverse to the Stockholders).

Each of Gregory A. Belinfanti and Christian P. Ahrens, respectively the President and Vice President of OEP, holds 3,404 unvested restricted stock units of the Issuer, 7,245 shares of unvested deferred restricted stock units of the Issuer and 7,308 deferred restricted stock units of the Issuer.  All such interests were granted to Messrs. Belinfanti and Ahrens during their term on, and as compensation for serving on the Issuer’s board of directors.  Such securities accrue to the benefit of an affiliate of OEP. In connection with the entry into the Merger Agreement by the parties thereto, each of Messrs. Belinfanti and Ahrens executed the Voting Agreement with respect to such interests of the Issuer.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, a form of which is filed as Exhibit 1 hereto.

Item 5. Interest in Securities of the Issuer

(a) and (b) The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 hereof are incorporated herein by reference.

On February 11, 2014, all 75,000 shares of Issuer Preferred Stock owned by OEP were converted into 5,805,921 shares of Issuer Common Stock.

(c) None of the Reporting Persons has engaged in any transactions during the past 60 days in, any shares of Issuer Common Stock, except as described in this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 6 of this Schedule 13D is hereby amended by adding the information contained in Item 4 hereof, which is incorporated by reference.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits
1	Voting Agreement, dated as of February 2, 2014, by and among Smith & Nephew, Inc., OEP AC Holdings, LLC and each of the other persons listed on Schedule 1 thereto.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OEP AC HOLDINGS, LLC

	By:	/s/ Gregory A. Belinfanti

	Name:	Gregory A. Belinfanti

	Title:	President

ONE EQUITY PARTNERS III, L.P.

By: OEP General Partner III, L.P., as its general partner

By: OEP Parent LLC, as its general partner

	By:	/s/ Gregory A. Belinfanti

	Name:	Gregory A. Belinfanti

	Title:	Managing Director

OEP GENERAL PARTNER III, L.P.

By: OEP Parent LLC, as its general partner

	By:	/s/ Gregory A. Belinfanti

	Name:	Gregory A. Belinfanti

	Title:	Managing Director

OEP PARENT LLC

	By:	/s/ Gregory A. Belinfanti

	Name:	Gregory A. Belinfanti

	Title:	Managing Director

Dated: February 12, 2014

SCHEDULE I

The names and titles of the executive officers of OEP AC Holdings, LLC and their present principal occupations and residence or business addresses are set forth below. Each occupation set forth opposite an individual’s name refers to OEP AC Holdings, LLC and each individual is a United States citizen.

Name	Position	Address
Gregory A. Belinfanti*	President	OEP Parent LLC 320 Park Ave, 18th Floor Between 50th and 51st NY, NY 10022
Christian P. Ahrens*	Vice President and Treasurer	OEP Parent LLC 320 Park Ave, 18th Floor Between 50th and 51st NY, NY 10022
Bradley J. Coppens	Vice-President and Secretary	OEP Parent LLC 320 Park Ave, 18th Floor Between 50th and 51st NY, NY 10022

*  Each of Gregory A. Belinfanti and Christian P. Ahrens holds 3,404 unvested restricted stock units of the Issuer, 7,245 shares of unvested deferred restricted stock units of the Issuer and 7,308 deferred restricted stock units of the Issuer.  All such interests were granted to Messrs. Belinfanti and Ahrens during their term on, and as compensation for serving on the Issuer’s board of directors.  Such securities accrue to the benefit of an affiliate of OEP.  Each of Messrs. Belinfanti and Ahrens executed the Voting Agreement with respect to such interests of the Issuer.

The names of the directors and the names and titles of the executive officers of OEP Parent LLC and their present principal occupations and residence or business addresses are set forth below. Each occupation set forth opposite an individual’s name refers to OEP Parent LLC and each individual is a United States citizen.

Name	Position	Address
Richard M. Cashin	President and Director	320 Park Avenue, NY, NY 10022

Christian P. Ahrens	Managing Director	320 Park Avenue, NY, NY 10022

Raphael de Balmann	Managing Director	320 Park Avenue, NY, NY 10022

Gregory A. Belinfanti	Managing Director	320 Park Avenue, NY, NY 10022

James B. Cherry	Managing Director	21 South Clark Street, Chicago IL 60603-2003

Andrew Dunn	Managing Director	320 Park Avenue, NY, NY 10022

Colin M. Farmer	Managing Director	320 Park Avenue, NY, NY 10022

David Han	Managing Director	320 Park Avenue, NY, NY 10022

Joseph P. Huffsmith	Managing Director	21 South Clark Street, Chicago IL 60603-2003

Thomas J. Kichler	Managing Director	21 South Clark Street, Chicago IL 60603-2003

James W. Koven	Managing Director	320 Park Avenue, NY, NY 10022

Joseph G. Michels	Managing Director	320 Park Avenue, NY, NY 10022

David Robakidze	Managing Director	320 Park Avenue, NY, NY 10022

Richard W. Smith	Managing Director and Director	320 Park Avenue, NY, NY 10022

William H. Wangerin	Managing Director	21 South Clark Street, Chicago IL 60603-2003

Matthew P. Hughes	Vice President	320 Park Avenue, NY, NY 10022

Kathryn L. Bryan	Chief Operating Officer & Chief Financial Officer	320 Park Avenue, NY, NY 10022

Judah A. Shechter	General Counsel & Secretary	320 Park Avenue, NY, NY 10022

Si-Yeon Kim	Chief Compliance Officer	320 Park Avenue, NY, NY 10022

Jessica R. Marion	Executive Director	10 South Dearborn, Chicago IL 60603-2203

Colleen A. Hartung	Executive Director	10 South Dearborn, Chicago IL 60603-2203

Asha Eapen	Vice President	10 South Dearborn, Chicago IL 60603-2203

Dora Stojka	Vice President	10 South Dearborn, Chicago IL 60603-2203

Paul C. Hennessy	Director	270 Park Avenue, NY, NY 10017

Douglas B. Petno	Director	270 Park Avenue, NY, NY 10017

Joseph Saad	Director	270 Park Avenue, NY, NY 10017

Kevin Willsey	Director	270 Park Avenue, NY, NY 10017

Robert S. Rubin	Director	320 Park Avenue, NY, NY 10022

The names of the directors and the names and titles of the executive officers of OEP Holding Corporation and their present principal occupations and residence or business addresses are set forth below. Each occupation set forth opposite an individual’s name refers to OEP Holding Corporation and each individual is a United States citizen.

Name	Position	Address
Richard M. Cashin	President & Director	320 Park Avenue, NY, NY 10022
Richard W. Smith	Managing Director & Director	320 Park Avenue, NY, NY 10022
Christine N. Bannerman	Vice President & Assistant Secretary	4 Chase Metrotech Center, Brooklyn, NY 11245-0001
Kathryn L. Bryan	Managing Director, Chief Financial Officer & Treasurer	320 Park Avenue, NY, NY 10022

Colleen A. Hartung	Executive Director	10 South Dearborn, Chicago IL, 60603
Antony J. Horan	Senior Vice President & Assistant Secretary	10 South Dearborn, Chicago IL, 60603
Jessica R. Marion	Executive Director	10 South Dearborn, Chicago IL, 60603
Colleen A. Meade	Executive Director & Secretary	4 Chase Metrotech Center, Brooklyn, NY 11245-0001
Judah A. Shechter	Managing Director	320 Park Avenue, NY, NY 10022

The names of the directors and the names and titles of the executive officers of JPMorgan Capital Corporation and their present principal occupations and residence or business addresses are set forth below. Each occupation set forth opposite an individual’s name refers to JPMorgan Capital Corporation and each individual is a United States citizen.

Name	Title	Address
William P. Kusack Jr.	Managing Director & Director	10 South Dearborn, Chicago IL, 60603
Ellen J. Manola	Executive Director, Director & Treasurer	10 South Dearborn, Chicago IL, 60603
Francisco J. Pereiro	Chairman, President & Director	10 South Dearborn, Chicago IL, 60603
Mit C. Buchanan	Managing Director	10 South Dearborn, Chicago IL, 60603
John M. Eber	Managing Director	10 South Dearborn, Chicago IL, 60603
James N. Eligator	Managing Director	10 South Dearborn, Chicago IL, 60603
Yale C. Henderson	Managing Director	10 South Dearborn, Chicago IL, 60603
Colleen A. Meade	Executive Director (Officer) & Secretary	4 Chase Metrotech Center, Brooklyn, NY 11245-0001
Patrick J. Nash	Managing Director	10 South Dearborn, Chicago IL, 60603
Aloysius T. Stonitsch	Managing Director	10 South Dearborn, Chicago IL, 60603

The names and titles of the executive officers of Banc One Financial LLC and their present principal occupations and residence or business addresses are set forth below. Each occupation set forth opposite an individual’s name refers to Banc One Financial LLC and each individual is a United States citizen.

Name	Title	Address
David M. Duzyk	Manager (Director)	383 Madison Avenue, New York, NY, 10179
Ellen J. Manola	Manager (Director)	10 South Dearborn, Chicago IL, 60603
Francisco J. Pereiro	Manager (Director)	10 South Dearborn, Chicago IL, 60603
Christine N. Bannerman	Assistant Secretary	4 Chase Metrotech Center, Brooklyn, NY 11245-0001

Lisa J. Fitzgerald	Managing Director	270 Park Avenue, New York, NY, 10017-2014
John J . Hyland	Vice President & Treasurer	270 Park Avenue, New York, NY, 10017-2014
Eva Loeffler	Assistant Secretary	10 South Dearborn, Chicago IL, 60603
Patrick J. Nash	Managing Director	10 South Dearborn, Chicago IL, 60603
Carin S. Reddish	Assistant Secretary	10 South Dearborn, Chicago IL, 60603
Aloysius T. Stonitsch	Managing Director	10 South Dearborn, Chicago IL, 60603

The names of the directors and the names and titles of the executive officers of JPMorgan Chase & Co. and their present principal occupations and residence or business addresses are set forth below. Each occupation set forth opposite an individual’s name refers to JPMorgan Chase & Co., unless otherwise noted, and each individual is a United States citizen.

OFFICERS

Name	Title	Address
James Dimon	Chairman of the Board, President & Chief Executive Officer	270 Park Avenue, New York, NY, 10017-2014
Ashley Miles Fensley Bacon	Chief Risk Officer	270 Park Avenue, New York, NY, 10017-2014
Michael J. Cavanagh	Executive Vice President & Co-Chief Executive Officer, Corporate & Investment Bank	270 Park Avenue, New York, NY, 10017-2014
Paul Herbert Compton	Chief Administrative Officer	270 Park Avenue, New York, NY, 10017-2014
Stephen M. Cutler	Executive Vice President & General Counsel	270 Park Avenue, New York, NY, 10017-2014
John L. Donnelly	Executive Vice President & Director of Human Resources	270 Park Avenue, New York, NY, 10017-2014
Mary E. Erdoes	Executive Vice President & Chief Executive Officer, Asset Management	270 Park Avenue, New York, NY, 10017-2014
John J. Hogan	Chairman of Risk	270 Park Avenue, New York, NY, 10017-2014
Marianne Lake	Chief Financial Officer	270 Park Avenue, New York, NY, 10017-2014
Douglas B. Petno	Chief Executive Officer, Commercial Banking	270 Park Avenue, New York, NY, 10017-2014
Daniel E. Pinto	Co-Chief Executive Officer, Corporate & Investment Bank & Chief Executive Officer, EMEA	25 Bank Street, Canary Wharf, Floor 05 London, E14 5JP, United Kingdom
Gordon A. Smith	Executive Vice President & Chief Executive Officer, Consumer & Community Banking	320 Park Avenue, NY, NY 10022
Matthew E. Zames	Chief Operating Officer	270 Park Avenue, New York, NY, 10017-2014

DIRECTORS

Name	Title	Address
Linda Bammann	Director (JPMorgan Chase & Co.)	270 Park Avenue, New York, NY, 10017-2014
James A. Bell	Director (JPMorgan Chase & Co.)	270 Park Avenue, New York, NY, 10017-2014
Crandall C. Bowles	Chairman and Chief Executive Officer (Spring Global US Inc.) and Director (JPMorgan Chase & Co.)	Springs Global US Inc. 205 N White Street Fort Mill, SC 29715-1654
Stephen B. Burke	Chief Executive Officer (NBCUniversal, LLC), Executive Vice President, television and entertainment (Comcast Corporation) and Director (JPMorgan Chase & Co.)	Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838
James S. Crown	President (Henry Crown and Company) and Director (JPMorgan Chase & Co.)	Henry Crown and Company 222 N. LaSalle Street, Suite 2000 Chicago, IL 60601
James Dimon	Chairman of the Board, President & Chief Executive Officer	270 Park Avenue, New York, NY, 10017-2014
Timothy P. Flynn	Director (JPMorgan Chase & Co.)	270 Park Avenue, New York, NY, 10017-2014
Laban P. Jackson, Jr.	Chairman and Chief Executive Officer (Clear Creek Properties, Inc.) and Director (JPMorgan Chase & Co.)	Clear Creek Properties, Inc. 2365 Harrodsburg Rd. Suite B230 Lexington, KY 40504
Michael A. Neal	Director (JPMorgan Chase & Co.)	270 Park Avenue, New York, NY, 10017-2014
Lee R. Raymond	Director (JPMorgan Chase & Co.)	270 Park Avenue, New York, NY, 10017-2014
William C. Weldon	Director (JPMorgan Chase & Co.)	270 Park Avenue, New York, NY, 10017-2014

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
1.	Voting Agreement, dated as of February 2, 2014, by and among Smith & Nephew, Inc., OEP AC Holdings, LLC and each of the other persons listed on Schedule 1 thereto.